For Tracinda Corporation contact:                    For Seven Network contact:
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Jim Mahoney                                          Simon Francis
(310) 226-3033                                       011-612-9877-7005

                           For Immediate Release
                           ---------------------


Beverly Hills, California, August 19, 1998 - Tracinda Corporation ("Tracinda") and Seven Network ("Seven") jointly announced today that Tracinda has agreed to purchase all of Seven's shares in Metro-Goldwyn-Mayer, Inc. (MGM:NYSE) for a price of $24 per common share, or an aggregate price of $389 million. The transaction will settle on September 1, 1998. Seven Network's Chairman Kerry Stokes and Seven's U.S. representative Michael Gleason will resign from the MGM Board of Directors effective September 1, 1998.

"We have thoroughly enjoyed our relationship with Kirk Kerkorian and MGM. However, due to economic conditions in our region, we felt that our capital could be much better employed in Australia. We will, of course, continue our relationship with MGM through our existing output agreement". Kerry Stokes said. Seven has shown MGM product on free-to-air television in Australia for nearly 40 years.

Kirk Kerkorian said, "Seven has been a strong supporter of our efforts to enhance the value of MGM over the past two years, and we are pleased that their long-term relationship with MGM will continue".

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